UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                               (Amendment No. 5)


                    Under the Securities Exchange Act of 1934




                                INTERWOVEN, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    46114T508
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                                 (CUSIP Number)

                                 April 12, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   46114T508
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1.     Names of Reporting Persons.   I.R.S. Identification Nos. of Above Persons
       (entities only):  David A. Rocker
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2.     Check  the  Appropriate  Box if  a Member of a  Group  (See Instructions)
          (a)                       (b)
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3.     SEC Use Only
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4.     Citizenship or Place of Organization:   United States
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Number of Shares Beneficially Owned by
   Each Reporting Person With:         (5)  Sole Voting Power           0*
                                            ------------------------------------
                                       (6)  Shared Voting Power         0
                                            ------------------------------------
                                       (7)  Sole Dispositive Power      0*
                                            ------------------------------------
                                       (8)  Shared Dispositive Power    0
                                            ------------------------------------
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9.     Aggregate Amount Beneficially Owned by Each Reporting Person:   0*
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10.    Check if the  Aggregate Amount in  Row (9) Excludes  Certain Shares  (See
       Instructions):   N/A
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11.    Percent of Class Represented by Amount in Row (9):  0.0%*
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12.    Type of Reporting Person (See Instructions):  IN
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*   As of April 12, 2006 (the  "Effective Date"), Rocker Partners,  L.P., a  New
York limited partnership ("Rocker Partners"), and Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands ("Compass Holdings", together with Rocker Partners, the "Funds"), held in the aggregate 4,021,968 shares of Interwoven, Inc. common stock, par value $0.001 per share (the "Common Stock"). As of the Effective Date, David A. Rocker no longer possesses the power to vote and the power to direct the disposition of any shares of Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Rocker, as of the Effective Date, is deemed to beneficially own no shares of Common Stock, or 0.0% of those shares of Common Stock deemed issued and outstanding. Marc C. Cohodes by virtue of his positions as (i) a managing partner of Rocker Partners and (ii) the managing member of Rocker Management, LLC, the investment advisor to Compass Holdings, as of the Effective Date, possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds. Concurrent with the filing of this Schedule 13G Amendment No. 5 with the Securities and Exchange Commission (the "SEC"), Mr. Cohodes has caused a Schedule 13G to be filed with the SEC disclosing that, as of the Effective Date, (i) Mr. Cohodes possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds; and (ii) for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes is deemed to beneficially own 4,021,968 shares of Common Stock, or 9.5% of those shares of Common Stock deemed issued and outstanding. This Schedule 13G Amendment No. 5 is being filed solely to disclose the change in the reporting person, with respect to the Common Stock held by the Funds, from Mr. Rocker to Mr. Cohodes and to disclose the change in the aggregate number of shares of Common Stock held by the Funds since the filing by Mr. Rocker of Schedule 13G Amendment No. 4 on February 13, 2006.



Item 1(a).  Name Of Issuer:   Interwoven, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 803 11th Avenue, Sunnyvale, CA 94089


Item 2(a).  Name of Person Filing:  David A. Rocker

Item 2(b). Address of Principal Business Office or, if none, Residence: c/o Rocker Partners, L.P., 374 Millburn Avenue, Suite 205E, Millburn, New Jersey 07041

Item 2(c).  Citizenship:  United States

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).  CUSIP Number:  46114T508


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.     Ownership

         (a)  Amount beneficially owned (as of April 12, 2006):             0*

         (b)  Percent of Class (as of April 12, 2006):                   0.0%*

         (c)  Number of shares as to which such person has:

            (i) Sole power to vote or to direct the vote                    0*

           (ii) Shared power to vote or to direct the vote                  0

          (iii) Sole power to dispose or to direct the disposition of       0*

           (iv) Shared power to dispose or to direct the disposition of     0


* As of April 12, 2006 (the "Effective Date"), Rocker Partners, L.P., a New York limited partnership ("Rocker Partners"), and Compass Holdings, Ltd., a corporation organized under the International Business Companies Ordinance of the British Virgin Islands ("Compass Holdings", together with Rocker Partners, the "Funds"), held in the aggregate 4,021,968 shares of Interwoven, Inc. common stock, par value $0.001 per share (the "Common Stock"). As of the Effective Date, David A. Rocker no longer possesses the power to vote and the power to direct the disposition of any shares of Common Stock held by the Funds. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Rocker, as of the Effective Date, is deemed to beneficially own no shares of Common Stock, or 0.0% of those shares of Common Stock deemed issued and outstanding. Marc C. Cohodes by virtue of his positions as (i) a managing partner of Rocker Partners and (ii) the managing member of Rocker Management, LLC, the investment advisor to Compass Holdings, as of the Effective Date, possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds. Concurrent with the filing of this Schedule 13G Amendment No. 5 with the Securities and Exchange Commission (the "SEC"), Mr. Cohodes has caused a Schedule 13G to be filed with the SEC disclosing that, as of the Effective Date, (i) Mr. Cohodes possesses the sole power to vote and the sole power to direct the disposition of all shares of Common Stock held by the Funds; and (ii) for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Cohodes is deemed to beneficially own 4,021,968 shares of Common Stock, or 9.5% of those shares of Common Stock deemed issued and outstanding. This Schedule 13G Amendment No. 5 is being filed solely to disclose the change in the reporting person, with respect to the Common Stock held by the Funds, from Mr. Rocker to Mr. Cohodes and to disclose the change in the aggregate number of shares of Common Stock held by the Funds since the filing by Mr. Rocker of Schedule 13G Amendment No. 4 on February 13, 2006.



Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable.


Item 8.  Identification and Classification of Members of the Group

         Not Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                               April 25, 2006


                                               /s/ David A. Rocker
                                               ---------------------------------
                                               David A. Rocker



      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)